UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69538

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hollister Associates, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

257 River Oak Drive
(No. and Street)

Mount Pleasant	SC	29464
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William B. Portwood	404-317-4781	bportwood@hollisterassociatesllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ascent CPA Group, LLC
(Name – if individual, state last, first, and middle name)

3372 Peachtree Road, NE Suite 115	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

12/19/2017	6419
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hollister Associates, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID WALTERS NOTARY EXPIRES GEORGIA May 30, 2027 PUBLIC CHEROKEE COUNTY

Signature:

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HOLLISTER ASSOCIATES, LLC

Financial Statements and
Supplementary Information

For the Year Ended December 31, 2023

HOLLISTER ASSOCIATES, LLC
TABLE OF CONTENTS

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

Ascent | CPA
Your Financial Business Matters.®

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hollister Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hollister Associates, LLC as of December 31, 2023, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hollister Associates, LLC as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hollister Associates, LLC's management. Our responsibility is to express an opinion on Hollister Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hollister Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Hollister Associates, LLC's financial statements. The supplemental information is the responsibility of Hollister Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ascent CPA Group, LLC

We have served as Hollister Associates, LLC's auditor since 2021.
Atlanta, Georgia
February 26, 2024

HOLLISTER ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	57,676
Accounts receivable		35,318
TOTAL ASSETS	**$**	**92,994**

LIABILITIES & MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	15,065
TOTAL LIABILITIES		15,065
MEMBERS' EQUITY		
Additional paid-in-capital		55,601
Retained earnings		22,328
TOTAL MEMBERS' EQUITY		77,929
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**92,994**

HOLLISTER ASSOCIATES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenue:		
Commissions and fees	$	19,277,542
Consulting fees		4,530,939
Representative fees		1,370,051
Interest and other income		-
Total Revenue		25,178,532
Operating Expenses:		
Bank service charges		9,033
Commissions		19,220,442
Consulting fees		4,526,277
Member payments		840,950
Executive compensation		230,000
Professional fees		115,958
Insurance		7,580
Office expenses		370
Regulatory fees		176,243
Technology		72,500
Total Expenses		25,199,353
Net Income	$	(20,821)

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

Members' Equity - January 1, 2023	$	98,750
Contributions		-
Distributions		-
Net Income		(20,821)
Members' Equity - December 31, 2023	$	77,929

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

Cash flows from operating activities:		
Net Income	$	(20,821)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(17,185)
Accounts payable		(242,156)
Net cash provided by (used in) operating activities		(280,162)
Cash flows from investing activities		
Net cash provided by (used in) investing activities		-
Cash flows from financing activities		
Distributions		-
Contributions		-
Net cash provided by (used) financing activities		-
Net increase (decrease) in cash		(280,162)
Cash as of January 1, 2023		337,838
Cash as of December 31, 2023	$	57,676

HOLLISTER ASSOCIATES, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2023

The Company did not and has not had any subordinated liabilities.

HOLLISTER ASSOCIATES, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Hollister Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of South Carolina.

The Company was approved as a broker-dealer on April 8, 2015 by the SEC and FINRA. The Company provides mergers and acquisition services, capital raising, and consulting services to institutions and funds through associated persons.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting
The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflects all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at the institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 and may from time to time be in excess of those limits. As of December 31, 2023, the Company maintained $57,676 in one bank account.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Accounts Receivable
Accounts receivable represents amounts that have been earned and have been billed to associated persons of the Company. As of December 31, 2023, the Company considered 100% of the receivables to be collectible, therefore no allowance for non-collectability was necessary.

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and all subsequently issued clarifying ASUs replaced most existing revenue recognition guidance in United States' Generally Accepted Accounting Principles ("GAAP"). The ASU also required expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Revenue Recognition, Continued
Consulting fees are substantially reported based on an hourly rate or arranged project rate, and billed on a monthly or quarterly basis and recognized when earned. Commissions and fees are recognized under the terms of the contract and understanding of the parties. Any other fees are success based and are recognized at the close of the transaction. Consulting and commissions earned are generally passed on to associated persons as commission or consulting expenses with a small percentage retained by the Company in some instances. Representative fees are billed monthly to participating associated persons and are recognized in the month of service and is the primary operating revenue of the Company.

Income Taxes
The Company does not incur income taxes. Instead, its earnings are included in the members' personal income tax returns and taxed depending on their personal tax situations. The financial statements, therefore, do not include a provision for income taxes.

Note 2 - Certain Significant Risks and Uncertainties

The Company is subject to complex legal and regulatory requirements that continue to evolve. The Company might be subject to a variety of legal proceedings, including FINRA arbitrations, as well as civil lawsuits, class actions and other regulatory examinations, reviews, investigations, audits, and requests for information by various governmental regulatory agencies and self-regulatory organizations in jurisdictions where the Company does business. During the period ending December 31, 2023, the Company was not subject to any lawsuits or arbitrations.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $42,611 which was $37,611 in excess of its statutory minimum net capital requirement of $5,000. The Company's aggregated indebtedness minimum net capital requirement was $1,004.

Note 4 - Subsequent Events

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2023 through February 26, 2024, which is the date the financials were available to be issued. The Company has no items to report.

HOLLISTER ASSOCIATES, LLC
SCHEDULE I COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2023

Net Capital		
Total Members' Equity	$	77,929
Less: Non-Allowable Assets	$	35,318
Net Capital	$	42,611
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	1,004
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	37,611
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	15,065
Percent of Aggregate Indebtedness to Net Capital		35.35%
Reconciliation with FOCUS Report		
Net Capital Computation	$	42,611
FOCUS IIA Net Capital Computation	$	42,611
Difference	$	-

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2023 as filed by Hollister Associates, LLC on X-17a-5. Accordingly, no reconciliation is necessary.

HOLLISTER ASSOCIATES, LLC
SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ended December 31, 2023.

HOLLISTER ASSOCIATES, LLC
SCHEDULE III INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Hollister Associates, LLC at and for the year ending December 31, 2023.

HOLLISTER ASSOCIATES, LLC
EXEMPTION REPORT

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

(3) The Company limits its business activities to private placements/capital raising, referrals, and mergers and acquisitions/advisory services

(4) The Company: 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; 2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, William B. Portwood, swear and affirm that, to the best knowledge and belief of the broker-dealer, this exemption report is true and accurate.

William B. Portwood
CFO

2-27-2024
Date

Ascent CPA Group, LLC
CPAs & Trusted Advisors.
3372 Peachtree Road, NE - Suite 115
Atlanta, GA 30326
https://www.ascentcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Hollister Associates, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Hollister Associates, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement/capital raising, referrals, and mergers and acquisitions/advisory services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hollister Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hollister Associates, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ascent CPA Group, LLC

Atlanta, Georgia
February 26, 2024